POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended October 31, 2005

General

Management’s Discussion and Analysis prepared as of 1 December 2005, supplements, but does not form part of the unaudited interim consolidated financial statements of the Company and the notes thereto for the period ended 31 October 2005, consequently they should be read in conjunction with the unaudited consolidated financial statements of PolyMet Mining Corp. for the nine months ended 31 October 2005, as well as the audited consolidated financial statements for the period ended 31 January 2005 and the notes attached thereto all of which are prepared in accordance with generally accepted accounting principles in Canada. The Company’s critical accounting policies and risk factors have remained substantially unchanged and are still applicable to the Company unless otherwise indicated. All amounts are expressed in US dollars unless otherwise indicated.

The Audit Committee of the Board of Directors of the Company, consisting of three independent directors, has reviewed this document pursuant to its mandate and charter.

Description of Business and Summary of Recent Events

PolyMet is engaged in the exploration and development when warranted, of natural resource properties. The Company’s primary mineral property and principal focus is the commercial development of its NorthMet Project, a polymetallic project in northeastern Minnesota, USA which hosts copper, nickel and platinum group metal mineralization. During 2004 and 2005 the Company continued to advance its NorthMet Project including environmental and permitting matters, a phase I drilling program which extracted metallurgical ore sample, a phase II drilling program to complete the planned 90,000 feet of infill drill required to add definition to the resource, process design, an integrated pilot plant to demonstrate the process, upgrading resource models, a new mine plan and negotiations with prospective industry partners for strategic off-take agreements.

Following the completion of three private placement financings completed between August and October, the Company currently has approximately CDN$16,000,000 in cash and cash equivalents. Substantially all of these funds are available as working capital to advance the NorthMet project and completion of its Definitive Feasibility Study.

On 15 November 2005 the Company, through its Minnesota subsidiary (Poly Met Mining, Inc.), completed the early exercise of PolyMet’s option with Cleveland Cliffs, Inc. (NYSE:CLF) – known as “Cliffs.” The Company now owns 100% of large portions of the former LTV Steel Mining Company (LTVSMC) plant. It should be noted that the final deal with Cliffs involves substantially more milling and processing equipment compared to the previously announced option agreement.

The LTVSMC facility is 10 kilometers away from the NorthMet deposit. The LTVSMC facility was operated by Cliffs for many years and was acquired in 2000 by Cliffs, after LTV’s bankruptcy. The process plant was placed on care-and-maintenance with a view to a potential restart. With minor modification, the crushing and milling circuits can be used as a concentrator for NorthMet ore. The plant assets now owned by PolyMet, include crushing, milling and flotation capacity, comprehensive spare parts, plant site buildings, real estate, tailings impoundments and mine work shops, as well as access to the extensive mining infrastructure. It is planned to use surplus building space to house the new hydrometallurgical plant.

Prior to the closing, the regionally-based state agency Iron Range Resources (IRR), made a substantial non-cash or “in-kind” contribution to the PolyMet project whereby IRR waived an option it held on the

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended October 31, 2005

LTVSMC tailings basin near Hoyt Lakes, MN. The agency was created to strengthen the northeastern Minnesota economy and the referenced option was acquired in 2001 as a part of a strategic move by the state of Minnesota to use the LTVSMC bankruptcy to stimulate new enterprise on the LTVSMC lands. This option pre-dated PolyMet Mining’s plan to purchase the plant assets from successor Cliffs.

Under the asset acquisition agreement PolyMet is scheduled to pay Cliffs a total of $3.4 million, of which $1,000,000 has already been paid. PolyMet has also issued 6,200,547 common shares of PolyMet. PolyMet will also assume from Cliffs, certain ongoing site-related environmental and reclamation obligations which are activated upon receipt by PolyMet of permits to mine. The remaining cash component of the payment of $2.4 million will be paid in quarterly installments of US$250,000 from working capital.

With the 6,200,547 shares recently received plus the 1,000,000 shares from the initial option, Cliffs is now an approximate 7.3% shareholder in PolyMet. Cliffs continues to have the right to participate on a pro-rata basis in future equity financings. The Company has the first right of refusal to acquire Cliff’s shares should Cliffs wish to dispose of its interest.

During October 2005, the Company completed its second and final continuous pilot plant test at SGS Lakefield Research Laboratories in Lakefield, Ontario. A final pilot plant report is expected early in 2006 for inclusion in Bateman’s engineering program which will in turn be incorporated in the DFS. SGS Lakefield is also producing certain specialty products at the request of prospective buyers of the products.

Metallurgical testing was conducted on a 45-tonne bulk sample of large diameter diamond drill core collected from the NorthMet deposit during February and March of this year. This metallurgical drilling was specifically taken to provide a representative sample of ore to be mined within the first 10 years of production.

PolyMet’s NorthMet Project is in the closing stages of its DFS and is scheduled to begin commercial operations in mid 2008. Phase I of the NorthMet project involves mining 25,000 tonnes per day of ore and will provide full-time employment for an estimated 400 people. The NorthMet project will produce London Metal Exchange copper cathode on site and two separate concentrates for sale off-site. These concentrates are: - a nickel-cobalt hydroxide and a platinum, palladium and gold sludge.

The NorthMet Project commenced environmental permitting activities in February 2004 and is currently undergoing intense state and federal environmental review. PolyMet presented an Environmental Assessment Worksheet (EAW) in August 2005. The EAW is an interim step to the final Environmental impact Statement (EIS). Several public hearings have been held without demur. The proposed mine is located adjacent to active taconite mining operations within a well established mining district.

PolyMet will refurbish and reactivate the LTVSMC crushing, concentrating, flotation and tailings facilities to produce bulk concentrates containing the copper, nickel and precious metals. This bulk concentrate will feed hydrometallurgical processing facilities that will be housed in the former locomotive repair shops. The established hydrometallurgical process eliminates the need to use smelters for metal recovery and is thus dramatically cleaner and more energy efficient compared to older processes.

The Company is continuing to negotiate with several major companies for the off-take of the nickel-cobalt hydroxide. An agreement is expected prior to the completion of the definitive feasibility study anticipated in early 2006.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended October 31, 2005

During the nine months ended 31 October 2005:

The Company submitted an environmental assessment worksheet (EAW) to the State of Minnesota regulators in August 2005. This EAW step provides essential information to advance the state’s environmental review process and leads directly to the environmental impact statement (EIS) and permits to build. The EIS process was simplified on 14 March 2005 when the Company reached a memorandum of understanding (MOU) with federal and state regulators to cooperate in preparing a single EIS on the NorthMet Project. Signatories to the MOU include the U.S. Army Corps of Engineers (USACE), U.S. Forest Service (USFS), Minnesota Department of Natural Resources (MDNR) and the Company’s U.S. based subsidiary, Poly Met Mining, Inc. The MOU provides that the lead state and federal agencies will be the MDNR and USACE, respectively, and that the USFS will be involved as a cooperating agency. Since a large component of the company’s plan involves the reactivation of the brownfields LTVSMC plant and infrastructure, the permitting process has been dramatically simplified compared to a greenfields project.

The Minnesota Pollution Control Agency will also be substantially involved in air and water permitting.

The lead agencies will jointly develop a scope of work for EIS preparation and evaluate MDNR’s selection of a third party contractor which will be hired by the state at the Company’s expense to prepare the EIS.

The Company commissioned two 43-101 technical reports. The first reports a revised resource model based on a geological and drill hole database, which has been updated and contains over 17,000, validated assayed intervals. The second is a revised mine plan showing an improved ore extraction schedule compared to previously published reports

The database will continue to be expanded during 2005 as the results of the current in-fill and metallurgical-sample drill programs are added.

Results of Operations

For the three months ended 31 October 2005 (the “2005 third quarter”) compared to the three months ended 31 October 2004 (the “2004 third quarter”):

Loss for the Period:

Being in the pre-feasibility stage, the Company does not have revenues from operations and, except for income from its cash and cash equivalents, relies on equity financings for its continuing financial liquidity. The principal focus of the Company is the completion of a definitive feasibility study for its NorthMet project in Minnesota. As a result of these activities, the Company for its 2005 third quarter had a loss of $5,756,840 ($0.07) compared to a loss of $969,558 ($0.02 per share) for the 2004 third quarter. The significant component of the operating expenses, for the 2005 third quarter were pre-feasibility costs of $3,771,607and stock based compensation expenses of $1,605,205. For the 2004 third quarter the operating loss was principally as a result of the pre-feasibility costs of $639,728.

“The Loss Before the Undernoted” in the 2005 third quarter, excluding non-cash stock based compensation expenses was $584,450 compared to $272,077 in the 2004 third quarter. The relative increase was

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended October 31, 2005

primarily related to an increase in consulting fees and shareholder’s information as a result of the increase activity in relation to the NorthMet project.

Cash Flows:

Cash used in operating activities in the 2005 third quarter was $1,751,343 compared to cash used in the 2004 third quarter of $858,108. The relative increase is in relation to the above described expenditures.

Cash used in investing activities in the 2005 third quarter of $Nil, compared to 2004 third quarter of $13,750 is for the purchase of computer equipment.

Cash from financing activities in the 2005 third quarter was $ 16,289,591 from private placement financings, the exercise of options and share subscriptions received compared to $251,422 for the 2004 third quarter which was the result of exercise of share purchase warrants and stock options.

Total cash and cash equivalents for the 2005 third quarter increased $14,538,248 to a balance of $15,550,140 compared to 2004 third quarter where cash and cash equivalents decreased $620,436 to a balance of $1,619,863.

For the nine months ended 31 October 2005 compared to the nine months ended 31 October 2004:

Loss for the Period

During the nine months ended 31 October 2005, the Company reported a net loss of $9,640,625($0.14 loss per share) compared to a loss of $2,490,763 ($0.05 loss per share) reported in the nine months ended 31 October 2004. The significant component of the operating expenses, for the nine months ended 31 October 2005 period were pre-feasibility costs of $6,846,779 and stock based compensation expenses of $1,921,774. For the nine months ended 31 October 2004 the operating loss was principally as a result of the stock based compensation expense of $779,243 and pre-feasibility costs of $951,109.

“The Loss Before the Undernoted” in the nine months ended 31 October 2005 excluding non-cash stock based compensation expenses was $1,133,569 compared to $739,561 for the nine months ended 31 October 2004. The increase was primarily related to consulting fees, shareholder’s information, professional fees, administrative wages and benefits, travel and automotive expenses and rent, all in relation to the increased activity for the NorthMet project. In addition to the NorthMet project the Company’s general and administration costs increased in relation to the completion of three financings and several conferences were attended.

Cash Flows:

Cash used in operating activities in the nine months ended 31 October 2005 was $5,243,279 compared to cash used in the nine months ended 31 October 2004 of $1,665,992. The increase is in relation to the above described expenditures.

Cash used in investing activities for the nine months ended 31 October 2005 of $4,279 is for the purchase of computer equipment compared to the nine months ended 31 October 2004 of $12,650.

Cash from financing activities for the nine months ended 31 October 2005 was $20,286,827 which was from the proceeds of a private placement, and the exercise of options, share purchase warrants and share subscriptions received compared to $2,802,953 for the nine months ended 31 October 2004 which was from the proceeds of a private placement, the exercise of share purchase warrants and stock options.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended October 31, 2005

Total cash and cash equivalents for the nine months ended 31 October 2005 increased by $15,039,269 for a balance of $15,550,140 compared to the nine months ended 31 October 2004 where cash and cash equivalents increased $1,124,312 to a balance of $1,619,863.

Capital Expenditures

During the 2005 third quarter ended and the nine months ended 31 October 2005 the Company incurred costs of $4,279 on property, plant and equipment and the prior reporting periods incurred net costs of $12,649. Exploration expenses incurred during the feasibility of mining operation, periodic option payments and administrative expenses are expensed as incurred. Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operation will be capitalized at that time. Acquisition costs include cash and fair market value of common shares.

Summary of Quarterly Results

Three Months Ended	Oct. 31 2005 $	July 31 2005 $	Apr. 30 2005 $	Jan.31 2005 $	Oct.31 2004 $	July 31 2004 $	Apr. 30 2004 $	Jan. 31 2004 $
Total Revenues	-	-	-	-	-	-	-	-
Investment in and expenditures on other assets	-	-	-	-	-	500,000	229,320	-
Loss before undernoted	(2,189,615)	(502,667)	(363,060)	(702,824)	(298,088)	(1,007,443)	(213,323)	(151,481)
Other Expenses: Pre- feasibility Costs	(3,771,607)	(1,167,445)	(1,907,726)	(671,874)	(639,728)	(271,197)	(40,184)	(75,437)
Net Loss	(3,567,225)	(1,596,957)	(2,286,826)	(1,285,574)	(969,558)	(1,240,001)	(281,254)	45,269
Income (loss) per share	(0.07)	(0.02)	(0.04)	(0.02)	(0.02)	(0.03)	(0.01)	0.00

Significant items to report for the quarterly results are as follows:

The Loss before the undernoted included stock based compensation expense for the quarters ended:

1)	31 October 2005 - $3,771,607
2)	31 July 2005 - $129,693
3)	30 April 2005 - $186,876
4)	31 January 2005 – $213,425
5)	31 October 2004 – 26,011
6)	31 July 2004 - $753,232
7)	30 April 2004 - $Nil
8)	31 January 2004 - $55,048

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended October 31, 2005

For the quarter ended 31 January 2004, the Net Income included a gain of $219,924 on the sale of the Company’s Marathon property, located in Ontario, Canada which attributed to the net income of $45,271.

Financing Activities

During the nine months ended 31 October 2005 the Company completed:

(i)	a non brokered private placement for 9,000,000 units at a price of CDN$0.55 per unit. Each unit consisted of one common share and one half of one share purchase warrant.

One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of $0.70 per Warrant Share at any time until the close of business on the day which is 24 months from the date of Closing, provided that if the closing price of the Issuer’s shares as traded on the Exchange at or exceed $1.00 per share for 30 consecutive trading days, the Warrants will terminate 30 days thereafter.

(ii)	a non brokered private placement for 6,672,219 units at a price of CDN$0.90 per unit. Each unit consisted of one common share and one half of one share purchase warrant.

One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$1.25 per Warrant Share at any time until the close of business on the day which is 30 months from the date of Closing, provided that if the closing price of the Issuer’s shares as traded on the Exchange is over CDN$2.50 per share for 20 consecutive trading days, the Warrants will terminate 30 days thereafter.

(iii)

a brokered private placement for 9,277,777 units at a price of CDN$0.90 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$1.25 per Warrant Share at any time until the close of business on the day which is 30 months from the date of Closing, provided that if the closing price of the Issuer’s shares as traded on the Exchange is over CDN$2.50 per share for 20 consecutive trading days, the Warrants will terminate 30 days thereafter.

In addition to the financing during the nine months ended October 31,2005:

iv)	2,942,430 share purchase warrants were exercised at a prices between CDN$0.17 – CDN$1.20; and

v)	869,252 stock options were exercised at prices of CDN$0.10 – CDN$0.40.

Subsequent to 31 October 2005 the Company:

a)	issued 2,407,500 common shares pursuant to the exercise of share purchase warrants at a price of CDN$0.70 per share.

b)

completed a non brokered private placement for 3,544,657 units at a price of CDN$1.40 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$2.00 per Warrant Share at any time until the close of business on the day which is 18 months from the date of Closing, provided that if the closing price of the Issuer’s shares as traded on the Exchange is over CDN$2.50 per share for 20 consecutive trading days, the Warrants will terminate 30 days thereafter. Proceeds of $3,697,292 were received prior to 31 October 2005.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended October 31, 2005

During the comparative period in 2004, the Company completed a private placement for 1,550,000 units at CDN$0.80 per unit and a private placement for 1,250,000 units at a price of CDN$0.80 per unit for total proceeds of $1,655,883. In addition, stock options in the amount of 1,088,400 were exercised at prices between CDN$0.08 – CDN$0.13 per share for proceeds of approximately $85,428 as well as 5,502,499 share purchase warrants were exercised at exercise prices between CDN$0.10 – CDN$0.25 for proceeds of approximately $897,333.

Liquidity And Capital Resources

As at 31 October 2005 the Company had cash and cash equivalents of $15,550,140 compared to cash and cash equivalents of $510,871 and term deposits of $807,200 as at 31 January 2005, an increase of $14,232,069. Following the completion of two private placements in September and receipt of subscriptions for a further placement completed in November PolyMet has approximately CDN$16,000,00 cash and cash equivalents, substantially all of which is available as working capital, to advance the NorthMet Project. On closing of the Cliffs acquisition, the Company has paid $1,000,000 of the $3.4 million cash component. The remaining $2.4 million will be made in installments from the working capital.

As at 31 October 2005 the Company has no contractual commitments or lease agreements other than its obligations to issue shares under the Company’s Bonus Share Plan. The Company has received shareholder approval for the Bonus Shares of Milestones 1 – 4 and regulatory approval for Milestones 1 and 2. Milestones 3 and 4 are subject to regulatory approval, which will be sought when the Company is closer to completing these Milestones. To date 1,590,000 shares have been issued for the achievement of Milestone 1. The bonus shares allocated for Milestones 1 thru 4 are valued using the Company’s closing trading price on 5 November 2003 of CDN $0.19 per share, the date of the approval of the bonus plan by the board of directors.

As part of certain employment and management contracts the Company has agreed to severance allowances for key employees and management in the event of a take-over bid. These allowances will be based upon the Company’s implied market capitalization at the time, calculated by multiplying the number of shares outstanding on a fully diluted basis by the take-over bid price per share. The severance payments would be as follows:

Market Capitalization	Total Severance Payments Required

Less than CDN $50 million	CDN $ NIL
Between CDN $50 and CDN $75 million	CDN $ 200,000
Between CDN $75 and CDN $100 million	CDN $ 400,000

Thereafter severance payments increase by $600,000 for every additional $25 million of implied market capitalization, with no maximum.

As a result of the recent private placements as described above, the Company is funded to meet its current obligations and the financial requirements for the completion of the definitive feasibility study on its NorthMet project in Minnesota anticipated for 2006.

Should the Company wish to continue to further advance the NorthMet project to commercial production PolyMet will require additional funds. As the Company has no operating revenues, the only source of liquidity consists primarily of cash flows from proceeds of equity issues and eventual project financing

There can be no assurance that the Company will be able to continue to raise funds, in which case it may be unable to continue to advance the NorthMet project. Should PolyMet be unable to realize on its assets and

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended October 31, 2005

discharge its liabilities in the normal course of business, the realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

Related Party Transactions

In addition to transactions disclosed elsewhere in these financial statements, the Company has conducted transactions with officers, directors and persons or companies related to directors as follows:

Paid or accrued amounts as follows:

	Oct. 31	Oct. 31
	2005	2004
Management fees	$98,612	$107,833
Consulting fees	77,116	23,409
	$175,728	$131,242

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

Outstanding Share Data

Authorized Capital:

            Unlimited common shares without par value.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended October 31, 2005

Issued and outstanding:

          As at 1 December 2005, 98,895,875 common shares were issued and outstanding.

Outstanding options, warrants and convertible securities as at December 1, 2005, 2005:

Type of Security	Number	Exercise Price	Expiry Date
Share purchase warrants	3,428,923	0.20	16 November 2006
Share purchase warrants	712,500	1.20	17 December 2005
Share purchase warrants	625,000	1.20	1 March 2006
Share purchase warrants	1,772,329	2.00	7 May 2007
Share purchase warrants	7,974,998	1.25	28 February 2007
Share purchase warrants	1,772,328	2.00	7 May 2008
Stock options	985,300	0.10	18 July 2008
Stock options	650,000	0.13	3 October 2008
Stock options	500,000	0.21	12 February 2006
Stock options	570,000	0.40	9 March 2009
Stock options	200,000	0.75	28 April 2009
Stock options	1,175,000	0.66	5 July 2009
Stock options	50,000	0.79	18 October 2009
Stock options	745,000	0.65	30 March 2010
Stock options	350,000	0.85	1 May 2010
Stock options	40,000	0.94	15 June 2010
Stock options	1,870,000	1.36	19 September 2010
Stock options	280,000	1.20	24 October 2010

Forward Looking Statements

This MD&A may contain forward-looking statements including, but not limited to, comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

Management’s Responsibility for Financial Statements

The information provided in this report including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Additional information related to the Company is available for view on SEDAR at www.sedar.com and at the Company’s website www.polymetmining.com.